15048181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 27 2015
Wash., DC
404

SEC FILE NUMBER
8- 68062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SpiderRock EXS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Blvd., Suite 1210
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 3/10/15

KW 3/11

OATH OR AFFIRMATION

I, George Papa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SpiderRock EXS LLC, as of December 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 1/26/2015

Managing Member, SpiderRock Holdings LLC
Title

Notary Public 1-26-15

OFFICIAL SEAL
NICOLE R RODRIGUEZ
Notary Public - State of Illinois
My Commission Expires Mar 4, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
SpiderRock EXS, LLC

We have audited the accompanying statement of financial condition of SpiderRock EXS, LLC (the "Company") as of December 31, 2014, and the related statement of income changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of SpiderRock EXS, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SpiderRock EXS, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of SpiderRock EXS, LLC's financial statements. The supplemental information is the responsibility of SpiderRock EXS, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 25, 2015

[illegible] Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

SpiderRock EXS LLC

Statement Of Financial Condition

December 31, 2014

ASSETS		
Cash	$	143,308
Accounts receivable		815,274
Deposit with clearing broker		100,000
Other Current Assets		60,528
Furniture, equipment & software, net		72,531
Total Assets	**$**	**1,191,641**
LIABILITIES & MEMBER EQUITY		
Accounts payable & accrued expenses	$	319,585
Total Liabilities		319,585
Member equity		872,055
TOTAL LIABILITIES & EQUITY	**$**	**1,191,641**

The accompanying notes are an integral part of these financial statements.

SpiderRock EXS LLC

Statement of Operations
December 31, 2014

REVENUE		
Platform usage fees	$	2,705,188
Passed-through charges		257,548
Other		51,791
Total Revenues		3,014,527
EXPENSES		
Compensation & related benefits		908,480
Communications & data		145,688
Technology license fee		935,000
Passed-through fees		252,240
Commission fees		310,586
Professional fees		98,704
Occupancy		123,928
Depreciation		21,165
Other		119,183
Total Expenses		2,914,974
NET INCOME	$	99,553

The accompanying notes are an integral part of these financial statements.

SpiderRock EXS LLC

Statement of Changes in Member Equity

December 31, 2014

BALANCE 12/31/2013	$	772,502
Capital distributions		0
Capital contributions		0
Net income		99,553
BALANCE 12/31/2014	$	872,055

The accompanying notes are an integral part of these financial statements.

SpiderRock EXS LLC

Statement of Cash Flows
December 31, 2014

OPERATING ACTIVITIES		
NET INCOME	$	99,553
Adjustments to reconcile net income to net cash provided by operations		
Depreciation		21,165
Changes in operating assets and liabilities		
Accounts receivable		(561,965)
Deposit with clearing broker		50,000
Accounts payable		236,394
Accrued expenses		7,930
Net cash provided by Operating Activities		(146,924)
INVESTING ACTIVITIES		
Purchase of furniture, equipment & software		(10,175)
Net cash provided by Investing Activities		(10,175)
FINANCING ACTIVITIES		
Net distributions/contributions		0
Net cash provided by financing Activities		0
Net cash increase (decrease) for period		(157,099)
Cash at beginning of period		300,406
Cash at end of period	**$**	**143,308**

Supplemental disclosure of cash flow information
Cash paid during the year for the following:

Interest	$	0
State Tax	$	250

The accompanying notes are an integral part of these financial statements.

SpiderRock EXS LLC

Notes to Financial Statements

Note 1: Nature of operations and significant accounting policies

Nature of operations: SpiderRock EXS LLC (the Company) is a securities broker-dealer registered with the Securities Exchange Commission (SEC) and a member of FINRA. The Company is a provider of trading technology, software and connectivity for order entry. The Company terminated its clearing arrangement with NewEdge USA in 2014, and maintained its fully disclosed clearing arrangement with ConvergEx, created in July 2013. The Company also terminated its membership with CBOE on October 1st, 2014, becoming solely a FINRA broker-dealer.

The Company operated under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange act of 1934 and accordingly is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The users of the platform maintain a direct relationship with the clearing broker of their choice, and the Company does not accept, hold, or transmit customer funds or securities. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company was organized as a limited liability company on July 30, 2008. The operating agreement provides that the Company will continue until dissolved pursuant to the agreement.

A summary of the Company's accounting policies are as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to insure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable: Receivables are stated as the amounts billed to users of the trading platform and are reduced by management's best estimate of the amounts that will not be collected.

Furniture, equipment & software: Furniture, equipment and software are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of depreciable assets. Assets are tested for impairment whenever events or circumstances indicate the carrying value may be permanently impaired.

Revenue recognition: Platform usage fees and passed-through charges are recorded on the accrual method.

Notes to Financial Statements

Note 1: Nature of operations and significant accounting policies (continued)

Income Taxes: The Company is a limited liability company and not subject to federal income tax. Any member is individually responsible for its allocable portion of taxation of income or loss of the Company and therefore no provision for taxes is made in the accompanying financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ending December 31st, 2014, management has determined that there are no material uncertain income tax positions.

The company is not subject to examination by U.S. federal and state authorities for tax years before 2009.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Recent accounting pronouncement: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1st, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure related, the adoption of this guidance is not expected to have a material impact on our financial position or results of operations.

Note 2: Furniture, equipment & software

At December 31, 2014 the Company had furniture, equipment and software as follows:

Furniture, Equipment & Software
31-Dec-14

Equipment	$	184,435
Software		51,420
Furniture		10,398
Total:		246,253
Less accumulated depreciation		(173,722)
		72,531

Notes to Financial Statements

Note 3: Related-party transactions

An agreement between the Company and SRT (an affiliated company) was effective on July 1st, 2012 and established an expense sharing arrangement between the entities. Pursuant to the terms of the expense sharing agreement, SRT paid the Company one fourth of the Company's rent expenses. In June 2014 this amount was amended to $4000.00 per month after an office expansion and a greater allocation of office space to SRT. During the period from January 1st 2014 through December 31st, 2014 an amount of $36,291.48 was reimbursed to the Company by SRT and is included in occupancy on the statements of operations, and in accounts receivable.

The Company provides trading technology and software connectivity as well as office space to entities affiliated through common ownership. For the year ending December 31st, 2014, total revenue earned from the affiliates for trading technology, software connectivity, and associated pass-through fees was $68,019.48 on the statement of financial condition, and included in accounts receivable.

The Company has a service agreement with SpiderRock Platform Services LLC (Platform) whereby the Company licenses the trading technology platform on a per user basis. For the year ending December 31st, 2014, the Company paid Platform $935,000.00 and is included in the technology license fees on the statement of operations. On December 31st, 2014 the Company owed Platform $195,000.00 and is included in accounts payable.

Note 4: Lease Commitments

The Company leases office space under a non-cancelable operating lease agreement. A security deposit of $60,528 was also required as part of this lease agreement and such amount is included in other assets on the statement of financial condition.

2015	$	135,871
2016		138,286
2017		140,702
2018		145,972
2019		148,647
	$	709,476

For the year ending December 31st, 2014 the occupancy expense amounted to $123,928.26. This amount includes the amount reimbursed by SRT as discussed in note 3 and amounts paid for office expansion and renovations in 2014.

Notes to Financial Statements

Note 5: Indemnifications

In the normal course of business the Company indemnifies and guarantees certain service providers, such as its clearing broker against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as no claims have yet to be made. The Company expects the risk of obligations for future indemnifications to be remote.

Note 6: Customer Concentration

For the year ending December 31st, 2014 the company had four major customers. A customer is considered major when the concentration of platform usage fees from that customer exceeds 10% of the total platform usage fees. Transactions with the four major customers represent approximately 70% of total platform usage fees revenue for 2014.

Note 7: Concentrations of Credit Risk

The Company maintains certain cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 8: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital equal to the greater of $100,000.00 or 6-2/3 percent of aggregate indebtedness as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31st, 2014 the Company had net capital of $298,705 which was $198,705 in excess of its required net capital of $100,000. Its net capital ratio was therefore 1.07 to 1. The minimum net capital requirements may effectively restrict payment of distributions as they are subject to the minimum net capital requirements and notification requirements.

SpiderRock EXS LLC

Computation of Net Capital Under Rule 15c3-1 Schedule I

December 31, 2014

Total member's equity		$	872,056
Deductions and/or Charges			
Non-allowable assets from statement of financial condition			
Accounts receivable, aged	440,292		
Furniture, equipment & software	72,531		
Other assets	60,528		
Total deductions and/or charges			573,351
Net capital			298,705
Computation of basic net capital requirement			
Minimum required net capital			100,000
Excess net capital		$	198,705
Aggregate indebtedness			
Accounts payable and accrued expenses	319,585		
Total aggregate indebtedness		$	319,585
Percentage of aggregate indebtedness to net capital			1.07 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of form X-17A-5 for December 31st, 2014.

See registered accountant's report.

SpiderRock EXS LLC

Computation for determination of reserve requirements and information relating to possession and control requirements under rule 15c3-3. Schedule II

Note: None, the company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

See registered accountant's report.

SpiderRock EXS, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) SpiderRock EXS, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which SpiderRock EXS, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) SpiderRock EXS, LLC stated that SpiderRock EXS, LLC mets the identified exemption provisions throughout the most recent fiscal year without exception. SpiderRock EXS, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SpiderRock EXS, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 25, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

Assertions Regarding Exemption Provisions

We, as members of management of SpiderRock EXS LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph ***(k)(2)(ii)***.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending 12/31/2014.

SpiderRock EXS LLC

By: Patricia Pokuta, CCO

[signature] CCO

(Name and Title)

1-14-15

(Date)

Document I: No Exceptions to Meeting Exemption

SpiderRock EXS, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
SpiderRock EXS, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by SpiderRock EXS, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating SpiderRock EXS, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SpiderRock EXS, LLC's management is responsible for SpiderRock EXS, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by SpiderRock EXS, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 25, 2015

SpiderRock EXS, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2014

	Amount
Total assessment	$ 7,404
SIPC-6 general assessment Payment made on July 24, 2014	(2,816)
SIPC-7 general assessment Payment made on Janauary 26, 2015	(4,588)
Total assessment balance **(overpayment carried forward)**	$ -